UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Georgia Exploration, Inc.
(Name of Issuer)
Common stock, par value $0.001 per share
(Title of Class of Securities)
373180108
(CUSIP Number)
Don Sytsma 4801 Woodway Drive Suite 306W Houston, TX 77056 (713) 355-7001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 3, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ❑.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS Don Sytsma I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ❑ (b) ❑
3		SEC USE ONLY
4		SOURCE OF FUNDS SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

7,500,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

7,500,000

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9% (42,000,000 shares of common stock of the Issuer were issued and outstanding as of January 3, 2007)
14		TYPE OF REPORTING PERSON IN

1		NAMES OF REPORTING PERSONS Harbour Encap LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 20-5854606
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ❑ (b) ❑
3		SEC USE ONLY
4		SOURCE OF FUNDS SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

7,500,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

7,500,000

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9% (42,000,000 shares of common stock of the Issuer were issued and outstanding as of January 3, 2007)
14		TYPE OF REPORTING PERSON CO

Item 1.  Security and Issuer.

This Schedule 13D relates to common stock, par value $0.001 per share, of Georgia Exploration, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 4801 Woodway Drive, Suite 306W, Houston, Texas 77056.

Item 2.  Identity and Background.

(a)

(i) Don Sytsma

(ii) Harbour Encap LLC (“Harbour”)

(b)

(i) 4801 Woodway Drive, Suite 306W, Houston, Texas 77056.

(ii) The principal business and office address for Harbour is 514 W. Jefferson Street,  Culver, Indiana 46511.

(c)

(i) President and Chief Executive Officer, Harbour Encap LLC, 514 W. Jefferson Street, Culver, Indiana 46511; Director, Chief Financial Officer, Corporate Secretary and Treasurer, Georgia Exploration, Inc., 4801 Woodway Drive, Suite 306W, Houston, Texas 77056.

(ii) Harbour is an oil and gas firm formed in Nevada as a limited liability company.

(d)

(i) Mr. Sytsma has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(ii) Harbour has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

(i) Mr. Sytsma has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(ii) Harbour has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

(i)  United States of America

(ii) Nevada

Item 3.  Source and Amount of Funds or Other Consideration.

On December 29, 2006 and pursuant to a merger between a subsidiary of Georgia Exploration, Inc.  (the “Issuer”) and Wharton Resources Corp. (“Wharton”), the Issuer issued 7,500,000 shares of common stock to Harbour.  Mr. Sytsma is the managing member of Harbour and a former stockholder of Wharton.  Currently, all shares of common stock of the Issuer that are beneficially owned by Mr. Sytsma are being held by Harbour.  The information contained in Exhibit 2 listed in Item 7 below is hereby incorporated by reference to this Item 3.

Item 4.  Purpose of Transaction.

The securities acquired by Mr. Sytsma and Harbour were acquired for investment purposes.  The information contained in Exhibit 2 listed in Item 7 below is incorporated by reference to this Item 4.  Except as set forth in this Schedule 13D and in the attached exhibits, Mr. Sytsma and Harbour do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of Mr. Sytsma and Harbour may, at any time, review or reconsider his or its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but such persons have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

(i)

(a)

(i) Mr. Sytsma is the beneficial owner of 7,500,000 shares of common stock, or 17.9% of the Issuer’s outstanding common shares as of January 3, 2007.

(ii) Harbour is the beneficial owner of 7,500,000 shares of common stock, or 17.9% of the Issuer’s outstanding common shares as of January 3, 2007.

(b)

Number of shares as to which such person has:

(i)

(w) Shared power to vote or to direct the vote of 0 shares of common stock.

(x) Sole power to vote or to direct the vote of 7,500,000 shares of common stock.

(y)  Shared power to dispose or to direct the disposition of 0 shares of common stock.

(z)  Sole power to dispose or to direct the disposition of 7,500,000 shares of common stock.

(ii)

(w) Shared power to vote or to direct the vote of 0 shares of common stock.

(x) Sole power to vote or to direct the vote of 7,500,000 shares of common stock.

(y)  Shared power to dispose or to direct the disposition of 0 shares of common stock.

(z)  Sole power to dispose or to direct the disposition of 7,500,000 shares of common stock.

(c)

(i) Except as described in Item 3 above, Mr. Sytsma did not effect any transactions in the Issuer’s common stock during the sixty (60) days preceding the date of this Schedule 13D.

(ii) Except as described in Item 3 above, Harbour did not effect any transactions in the Issuer’s common stock during the sixty (60) days preceding the date of this Schedule 13D.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described above, pursuant to a merger between the Issuer and a subsidiary of Wharton, the Issuer issued 7,500,000 shares of common stock to Harbour.  Mr. Sytsma, a former shareholder of Wharton and the sole member of Harbour, is the beneficial owner of the 7,500,000 shares of common stock issued to Harbour.  Currently, all shares of common stock of the Issuer that are beneficially owned by Mr. Sytsma are being held by Harbour.

Item 7.  Material to be Filed as Exhibits.

1.

Agreement of Joint Filing

2.

Agreement and Plan of Merger dated as of November 21, 2006 between the Issuer, Wharton Resources Corp., GEX Acquisition Corp. and certain stockholders of Wharton Resources Corp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:

 January 15, 2007

/s/ Don Sytsma Don Sytsma
HARBOUR ENCAP LLC By: /s/ Don Sytsma Its: Managing Member Print Name: Don Sytsma